MoJoe Brewing Company, LLC

STATEMENT OF CASH FLOWS

January - December 2015

	TOTAL
OPERATING ACTIVITIES	
Net Income	-50,531.84
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Deferred Revenue	7,813.13
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**7,813.13**
Net cash provided by operating activities	**$ -42,718.71**
FINANCING ACTIVITIES	
Family & Friend Loan	34,210.00
Paypal Obligation	13,050.21
Net cash provided by financing activities	**$47,260.21**
NET CASH INCREASE FOR PERIOD	**$4,541.50**
CASH AT END OF PERIOD	**$4,541.50**

MoJoe Brewing Company, LLC

STATEMENT OF CASH FLOWS

January - December 2016

	TOTAL
OPERATING ACTIVITIES	
Net Income	-140,999.34
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Deferred Revenue	131,600.80
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**131,600.80**
Net cash provided by operating activities	**$ -9,398.54**
FINANCING ACTIVITIES	
Family & Friend Loan	14,775.00
Paypal Obligation	-6,832.00
Net cash provided by financing activities	**$7,943.00**
NET CASH INCREASE FOR PERIOD	**$ -1,455.54**
CASH AT BEGINNING OF PERIOD	4,541.50
CASH AT END OF PERIOD	**$3,085.96**

MoJoe Brewing Company, LLC

PROFIT AND LOSS COMPARISON

January - December 2016

	TOTAL	
	JAN - DEC 2016	JAN - DEC 2015 (PY)
INCOME		
Total Income		
GROSS PROFIT	**$0.00**	**$0.00**
EXPENSES		
Advertising	26,346.26	12,540.89
Bank Charges	627.41	495.00
Dues & Subscriptions	2,316.74	736.01
Legal & Professional Fees	386.25	0.00
Line of Credit	23,108.33	-19,458.33
Meals and Entertainment	1,709.23	0.00
Office Expenses	758.65	0.00
Other General and Admin Expenses	5,034.54	1,727.41
Promotional	91.39	0.00
R&D	43,880.06	53,836.77
Salary	23,552.75	0.00
Shipping and delivery expense	286.68	0.00
Supplies	60.37	0.00
Tradeshows & Conferences	5,496.80	498.27
Travel	7,852.02	20.02
Total Expenses	**$141,507.48**	**$50,396.04**
NET OPERATING INCOME	**$ -141,507.48**	**$ -50,396.04**
OTHER INCOME		
Account Testing	0.00	0.24
Owner's Contribution	2,805.47	0.00
Total Other Income	**$2,805.47**	**$0.24**
OTHER EXPENSES		
Miscellaneous	3,281.15	136.04
Reconciliation Discrepancies	-983.82	0.00
Total Other Expenses	**$2,297.33**	**$136.04**
NET OTHER INCOME	**$508.14**	**$ -135.80**
NET INCOME	**$ -140,999.34**	**$ -50,531.84**

MoJoe Brewing Company, LLC

BALANCE SHEET COMPARISON

As of December 31, 2016

	TOTAL	
	AS OF DEC 31, 2016	AS OF DEC 31, 2015 (PY)
ASSETS		
Current Assets		
Bank Accounts		
Suntrust Business Checking (3243)	3,085.96	4,541.50
Total Bank Accounts	**$3,085.96**	**$4,541.50**
Total Current Assets	**$3,085.96**	**$4,541.50**
TOTAL ASSETS	**$3,085.96**	**$4,541.50**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
Deferred Revenue	139,413.93	7,813.13
Total Other Current Liabilities	**$139,413.93**	**$7,813.13**
Total Current Liabilities	**$139,413.93**	**$7,813.13**
Long-Term Liabilities		
Family & Friend Loan	48,985.00	34,210.00
Paypal Obligation	6,218.21	13,050.21
Total Long-Term Liabilities	**$55,203.21**	**$47,260.21**
Total Liabilities	**$194,617.14**	**$55,073.34**
Equity		
Retained Earnings	-50,531.84	0.00
Net Income	-140,999.34	-50,531.84
Total Equity	**$ -191,531.18**	**$ -50,531.84**
TOTAL LIABILITIES AND EQUITY	**$3,085.96**	**$4,541.50**

MoJoe Brewing Co., LLC
Notes to Financial Statements (Unaudited)
DECEMBER 31, 2016 AND 2015

NOTE A - ORGANIZATION AND NATURE OF ACTIVITIES

MoJoe Brewing Co., LLC ("the Company") is a corporation formed under the laws of the State of Utah. The Company derives revenue from the design and manufacture of patented brewing technology.

The Company will conduct an equity crowdfund offering during the fourth quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Total Current Assets
Total current assets includes the amount of cash on hand the company retains in its business bank account.

Family & Friends Loan
MoJoe Brewing Co. received a non-traditional ("Family & Friends" loan) of $37,500 and $23,000 in 2015 and 2016, respectively, or the purposes of R&D, Advertising, and Administrative costs. The loan is payable to Zachary Blott, carrying a 5% interest. Payments are flexible and non-scheduled, and the account is expected to paid in full by the end of 2018. See Attached Loan Agreements.

Paypal Obligation
MoJoe Brewing Co. was a victim of fraud in August 2015 and became liable for fraudulent purchases made on the MoJoe Brewing Co. website. The 'Paypal Obligation' is a 0% interest long term liability. Payments are flexible and non-scheduled, and the account is expected to be satisfied in full by the end of 2018.

Pre-Order Sales
Pre-order sales are sales conducted through Kickstarter.com and the MoJoe Brewing Co. website. The income from sales has been received, but the product has not been distributed to customers. This income is logged as deferred revenue.

Advertising Costs

Advertising costs include all costs associated with marketing advertising in relation to the Kickstarter crowdfunding launch (and activities leading up to the Kickstarter crowdfunding launch) and social media and remarketing related to pre-orders (Feb 2016-Dec 2016).

Line of Credit
The line of credit was secured from Kabbage.com for $25,000 for the purpose of advertising and operational costs. The line of credit was fully repaid in early 2016.

R&D
This cost represents the amount that was invested in developing and testing the product.

Salary
The company distributed a salary to the CEO (full-time founder) sparingly in 2016 and early 2017, and then regularly/monthly beginning May 2017.

NOTE C - NOTES PAYABLE

The Company has convertible notes ("the Notes") payable to five different parties. The Notes accrue interest at the rate of 5% per annum and has a five (5) year team.

NOTE D - SUBSEQUENT EVENTS
Management considered events subsequent to the end of the period but before September 25, 2017, the date that the financial statements were available to be issued.